SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 02/17

Amendment of Copel Distribuição's Bylaws

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), announces to its shareholders and to the market in general that yesterday, February 14, 2016, at the 51st Extraordinary Shareholders' Meeting of Copel Distribuição, was approved the amendment of the bylaws of the said subsidiary, with the inclusion of Section IX to Article 10, which includes the powers and duties of the Board of Directors, as follows:

“Article 10 The Board of Directors is responsible for:

(...)

IX. ensure the compliance with the applicable regulations issued by the Agência Nacional de Energia Elétrica – Aneel (National Agency of Electric Power), by means of normative acts, as well as through regulatory provisions in the concession agreement signed by the Company, making sure the full application, on the base dates, of the tariff values established by the grantor(...)”

This amendment reiterates the Company's commitment with the fifth amendment to the Concession Agreement for the Public Service of Distribution of Electric Power No. 46/1999, which imposes conditions concerning the quality and the economic and financial sustainability of the service, which will be supported by the full application of the tariff adjustments approved by Aneel, ongoing investments focused on automation and new technologies, control of costs, maximizing the productivity and improving the operational efficiency.

Click here to access the full text of the Bylaws of Copel Distribuição.

Curitiba, February 15, 2017.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team:

ri@copel.com or +55 41 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.